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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-65273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boomerang Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Old Kings Highway South, 3rd Floor
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen O'Brien, Chief Compliance Officer — 203-855-1723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Avenue, #3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Maureen O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boomerang Capital LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

2/25/17

Notary Public


SALMAN AFZAL
Notary Public - State of New York
NO. 01AF6339277
Qualified in Ulster County
My Commission Expires Mar 28, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOMERANG CAPITAL, LLC

Financial Statements
For the Year Ending December 31, 2016
In accordance with Rule 17A-5(d)



Summit LLC
Certified Public Accountants

BOOMERANG CAPITAL, LLC

TABLE OF CONTENTS



Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Boomerang Capital, LLC

We have audited the accompanying financial statements of Boomerang Capital, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Boomerang Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Boomerang Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed below have been subjected to audit procedures performed in conjunction with the audit of Boomerang Capital, LLC's financial statements.

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption).
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Boomerang Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Summit llc

Denver, Colorado
February 24, 2017

BOOMERANG CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 7,542
Accounts Receivables	25,000
Property, equipment, software and leasehold improvements, at cost,net of accumulated depreciation of $100,561	-
Other Assets (Rent Deposit)	$ 25,000
Total assets	$ 57,542

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 4,477
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)	
MEMBERS' EQUITY (note 3):	
Members' Interests	$ 986,779
Accumulated deficit	$ (933,714)
Total members' equity	$ 53,065
Total liabilities and members' equity	$ 57,542

The Accompanying Notes are an integral part of these Financial Statements.

BOOMERANG CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

Revenue	
Commmission Revenue	$ 191,079
Other Income	-
Interest	15
Total Revenue	$ 191,094
EXPENSES	
Consulting	$ 129,345
Rent and occupancy	69,071
Insurance	48,538
Accounting and auditing	10,250
Meals and entertainment	8,730
Filing Fees	7,376
Marketing	7,232
Internet/web expenses	6,947
Medical plan expenditures	5,609
Telephone/internet	5,388
Office expense	5,315
Travel	2,964
Dues and subscriptions	831
Miscellaneous taxes	577
Computer supplies	470
Postage and delivery	302
Miscellaneous	494
Total expenses	$ 309,439
NET INCOME (LOSS)	**$ (118,345)**

The Accompanying Notes are an integral part of these Financial Statements.

BOOOMERANG CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Members' Interests	Retained Earnings (accumulated deficit)
BALANCES, December 31, 2015	$ 921,779	$ (815,369)
Contributions	65,000	-
Distributions	-	-
Net Loss	-	(118,345)
BALANCES, December 31, 2016	**$ 986,779**	**$ (933,714)**

The Accompanying Notes are an integral part of these Financial Statements.

BOOMERANG CAPITAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(118,345)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Decrease in accounts receivable		30,087
Decrease in accounts payable and accrued expenses		(1,786)
Net cash used in operating activities	$	(90,044)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Contributions by members	$	65,000
Distribution to Members		-
Net cash provided by financing activities	$	65,000
NET INCREASE IN CASH	$	(25,044)
CASH, at beginning of year	$	32,585
CASH, at end of year	**$**	**7,542**

The Accompanying Notes are an integral part of these Financial Statements.

BOOMERANG CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Boomerang Capital, LLC (the "Company") was incorporated as a limited liability company in the state of Delaware on September 10, 2001. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. The Company commenced operations in September of 2001 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as broker-dealer on September 10, 2001. The Company underwent an ownership change in 2006 and again in 2013.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry customer accounts or execute or clear customer transactions.

Revenue Recognition

The Company has entered into placement agent agreements with various funds or fund managers. The Funds or Fund Managers pay the Company a portion of their quarterly management fee and a portion of the annual performance fees for hedge funds and a commission on capital raised for private equity funds. The fee income is recorded on an accrual basis, estimating fees based on subsequent payments and the commission payments are recognized when the company is notified of a private equity fund placement and the commission is received.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns. The 2012 through 2016 tax years generally remain subject to examination by U. S. federal and most state tax authorities.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis using estimated useful lives of three to seven years.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2016.

NOTE 2 - PRIVATE PLACEMENT ARRANGEMENTS

All investor capital is introduced to third party hedge funds and private equity funds on a fully-disclosed, third party basis. The agreements with the general partners and managing members of the Funds vary by agreement based on advisory services provided or a percentage of the fees charged to the investors by the Funds or Fund Managers.

NOTE 3 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had an adjusted net capital and net capital requirements of $3,065 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.46 to 1 According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. Due to an adjustment of accrued expenses after 12/31/2016, the adjusted net capital of the firm was below the requirement pursuant to SEC Rule 15c3-1 and the Company filed the appropriate notifications upon discovery. The net capital deficiency was remediated on January 3, 2017.

NOTE 4 - COMMITMENTS

The Company leases office space from an unrelated third party under one non-cancellable operating leases which expires on September 30, 2017. At December 31, 2016, aggregate minimum future rental commitment under this lease was $81,000.

Total rental expense of $69,071 including the lease referred to above, was charged to operations during the year ended December 31, 2016.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company has entered into private placement agreements with several investment managers. Currently, the Company receives either a portion of the management fees and performance fees from the investment managers or a commission on the capital raised for some managers and may perform consulting services for managers. In 2016, the percentage of revenue earned from consulting services was 73.8% and the percentage of commissions paid by managers was 26.2%.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company registered representatives place money with the Funds, all of which are independent. The Company does not itself take discretionary control over any account, monies or Funds. The Funds and companies to which the Company introduces investors, pay the Company a portion of the management and performance fees received by the Fund or a commission which is a percentage of the assets raised. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a Fund, and if the Fund is not able to offset such losses, the Fund could lose all of its assets and the introduced investors in the Fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the Fund, but this risk does not apply to instances where the Company received a commission for private equity funds.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the year ended and as of December 31, 2016, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

NOTE 7 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 24, 2017, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

BOOMERANG CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2016

CREDIT:	
Members' equity	$ 53,065
DEBITS:	
Non-allowable assets	
Fee income receivables	$ 50,000
Fixed assets, net	-
Other assets	-
Total debits	$ 50,000
NET CAPITAL	$ 3,065
Minimum requirements of 6 2/3% of aggregated indebtedness of $4,477 or $5,000 whichever is greater	$ 5,000
Excess net capital	$ (1,935)
AGGREGATED INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 4,477
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	**1.46**

BOOMERANG CAPITAL, LLC
SCHEDULES II AND III

DECEMBER 31, 2016

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	7,511
Adjustments:		
Increase in accounts receivable		-
Increase in accounts payable		(4,446)
Increase in nonallowable assets		-
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**3,065**

BOOMERANG CAPITAL, LLC
SCHEDULES II AND III

DECEMBER 31, 2016

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.


Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Boomerang Capital, LLC

We have reviewed management's statements as of and for the year ending December 31, 2016, included in the accompanying Exemption Report, in which (1) Boomerang Capital, LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boomerang Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof and (2) Boomerang Capital, LLC stated that Boomerang Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Boomerang Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Boomerang Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
February 24, 2017

BOOMERANG CAPITAL, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2016

To the best knowledge and belief of Boomerang Capital, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2016.



Donough McDonough
CEO & Financial and Operations Principal


Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Boomerang Capital, LLC
9 Old Kings Highway South
Darien, CT 06820

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Boomerang Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Boomerang Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Boomerang Capital, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 24, 2017

BOOMERANG CAPITAL, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2016

Total Revenue	$ 191,094
Deductions for Non-SIPC subject Revenue	(14,521)
Adjusted Revenue Subject to SIPC	$ 176,573
General Assessment per SIPC-7 @.0025	441
Less Payments made with SIPC 6 and overpayment	(24)
Amount Due as of December 31 2016	$ 418
Amount Paid with Form SIPC 7	418
Overpayment of SIPC fees for 2016	$ 0

See Independent Accountant's Report.